Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**7.27%**	**17.79%**	**11.69%**	**11.04%**	**4.42%**	**11.20%**
Russell 1000® Growth Index	6.86	19.04	8.70	9.28	4.39	12.04

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 6/30/2007):	$125.7 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Ronald D. Sit, CFA

- 22 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 6/30/2007

- General Electric Co.
- Cisco Systems, Inc.
- Schlumberger, Ltd.
- Monsato Co.
- Franklin Resources, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**7.27%**	**17.79%**	**11.69%**	**11.04%**	**4.42%**	**11.20%**
Russell 1000® Growth Index	6.86	19.04	8.70	9.28	4.39	12.04

*Not Annualized; **Inception Date of 9/2/82


20%
15%
10%
5%
0%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**8.86%**	
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	8.12	


60%
40%
20%
0%
-20%
-40%
Sit Large Cap Growth Fund
Russell 1000® Growth Index
1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Growth of $10,000
as of 6/30/2007


$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
Sit Large Cap Growth Fund
Russell 1000® Growth Index
6/30/1997
6/30/1999
6/30/2001
6/30/2003
6/30/2005
6/30/2007

The sum of $10,000 invested on 6/30/97 and held until 6/30/07 would have grown to $15,404 in the Fund or $15,367 in the Russell 1000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Daily Prices

Account Access

Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 6/30/2007


Cash & Other Net Assets
4.3%
Finance
13.9%
Electronic Technology
11.5%
Producer Manufacturing
10.8%
Health Technology
10.4%
Technology Services
8.3%
Energy Minerals
8.1%
Consumer Services
5.2%
Sectors Less than 5.0%
27.5%

Top Stock Holdings

as of 6/30/2007

Company	% of Net Assets
General Electric Co.	3.0%
Cisco Systems, Inc.	2.3
Schlumberger, Ltd.	2.2
Monsato Co.	2.1
Franklin Resources, Inc.	2.0
Comcast Corp	2.0
Target Corp.	2.0
Genentech, Inc.	2.0
American Internation Group	1.8
Microsoft Corp.	1.8
Number of Holdings: 83	Top 10: 21.3%

Complete List of Holdings

Holdings as of June 30, 2007.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**7.82%**	**20.75%**	**15.37%**	**14.71%**	**6.63%**	**13.89%**
Russell Midcap® Growth Index	6.75	19.73	14.48	15.45	8.66	--

*Not Annualized; **Inception Date of 9/2/82

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 24 years ago.

About the Fund

Net Assets (as of 6/30/2007):	$205.3 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Kent L. Johnson, CFA

- 17 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Matthew T. Loucks, CFA

- 11 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 6/30/2007

- Coach, Inc.
- Celgene Corp.
- Affiliated Managers Group, Inc.
- Smith International, Inc.
- McDermott International, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**7.82%**	**20.75%**	**15.37%**	**14.71%**	**6.63%**	**13.89%**
Russell Midcap® Growth Index	6.75	19.73	14.48	15.45	8.66	N/A

*Not Annualized; **Inception Date of 9/2/82


Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
21%
18%
15%
12%
9%
6%
3%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**12.37%**	
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	10.98	


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
6/30/1997
6/30/1999
6/30/2001
6/30/2003
6/30/2005
6/30/2007

The sum of $10,000 invested on 6/30/97 and held until 6/30/07 would have grown to $19,009 in the Fund or $22,941 in the Russell Mid Cap® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2007


Cash & Other Net Assets
1.9%
Health Technology
14.5%
Technology Services
10.8%
Electronic Technology
10.7%
Finance
9.6%
Producer Manufacturing
8.3%
Energy Minerals
7.2%
Industrial Services
6.2%
Consumer Non-Durables
5.2%
Sectors Less Than 5.0%
25.6%

Top Stock Holdings
as of 6/30/2007

Company	% of Net Assets
Coach, Inc.	3.2%
Celgene Corp.	3.0
Affiliated Managers Group, Inc.	2.3
Smith International, Inc.	2.2
McDermott International, Inc.	2.1
Precision Castparts Corp.	2.1
XTO Energy, Inc.	2.0
NII Holdings, Inc.	1.8
Cognizant Tech. Solutions Corp.	1.8
Analog Devices, Inc.	1.7
Number of Holdings: 86	Top 10: 22.3%

Complete List of Holdings

Holdings as of June 30, 2007.

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns As of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**10.97%**	**19.96%**	**16.65%**	**13.77%**	**10.50%**	**13.89%**
Russell 2000® Growth Index	6.69	16.83	11.76	13.08	5.28	8.20

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 6/30/2007):	$105.8 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Top Five Stock Holdings

as of 6/30/2007

- Frontier Oil Corp.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

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Account Access
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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth



Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Daily Prices
Account Access
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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**10.97%**	**19.96%**	**16.65%**	**13.77%**	**10.50%**	**13.89%**
Russell 2000® Growth Index	6.69	16.83	11.76	13.08	5.28	8.20

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
25%
20%
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**17.33%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	10.19


Sit Small Cap Growth Fund
Russell 2000® Growth Index
120%
80%
40%
0%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


Sit Small Cap Growth Fund
Russell 2000® Growth Index
$34,000
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
$6,000
6/30/1997
6/30/1999
6/30/2001
6/30/2003
6/30/2005
6/30/2007

The sum of $10,000 invested on 6/30/97 and held until 6/30/07 would have grown to $27,139 in the Fund or $16,731 in the Russell 2000® Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Sector Allocation

as of 6/30/2007


Cash & Other Net Assets
1.4%
Health Technology
15.9%
Electronic Technology
13.0%
Producer Manufacturing
10.0%
Technology Services
9.2%
Industrial Services
8.3%
Energy Minerals
7.6%
Health Services
6.6%
Finance
6.0%
Sectors less than 5.0%
22.0%

Top Stock Holdings

as of 6/30/2007

Company	% of Net Assets
Frontier Oil Corp.	3.1%
Commscope Inc.	2.5
Affiliated Managers Group, Inc.	2.4
Arena Resources, Inc.	2.3
Southwestern Energy Co.	2.2
SBA Communications Corp.	2.0
Coach, Inc.	1.9
Arris Group, Inc.	1.9
RTI International Metals, Inc.	1.8
Celgene Corp.	1.7
Number of Holdings: 91	Top 10: 21.8%

Complete List of Holdings

Holdings as of June 30, 2007.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Science and Technology Growth Fund

Ticker: SISTX

Fund Type: Sector-Technology

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Science and Tech Growth Fund	**8.21%**	**14.47%**	**4.61%**	**8.81%**	**1.79%**
NYSE Arca Tech 100 Index	7.26	20.59	8.74	12.99	13.22

*Not Annualized; **Inception Date of 12/31/97

About the Fund

Net Assets (as of 6/30/2007):	$12 Million
Inception Date:	12/31/97
Lead Manager Tenure:	Since 12/31/97
Ticker Symbol:	SISTX
Sit Fund Number:	14
CUSIP Number:	82980D-50-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over eight years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Robert W. Sit, CFA

- 15 Years of industry experience.

Matthew T. Loucks, CFA

- 11 Years of industry experience.

Mark A. Pepper

- 10 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 6/30/2007

- Cisco Systems, Inc.
- Google, Inc.
- Celgene Corp.
- Apple Computer, Inc.
- Genentech, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Science and Technology Growth Fund primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Daily Prices

Account Access

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Science and Technology Growth Fund

Ticker: SISTX

Fund Type: Sector-Technology



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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Since Inception**
Sit Science and Technology Growth Fund	**8.21%**	**14.47%**	**4.61%**	**8.81%**	**1.79%**
NYSE Arca Tech 100 Index	7.26	20.59	8.74	12.99	13.22

*Not Annualized; **Inception Date of 12/31/97


21%
18%
15%
12%
9%
6%
3%
0%
Sit Science and Technology Growth Fund
NYSE Arca Tech 100 Index
Three Month
One Year
Three Year
Five Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1998	1999	2000	2001	2002
Sit Science and Technology Growth Fund	**38.40%**	**85.98%**	**-6.55%**	**-47.78%**	**-44.45%**
NYSE Arca Tech 100 Index	54.60	116.40	-16.22	-15.59	-33.33
	2003	**2004**	**2005**	**2006**	**2007**
Sit Science and Technology Growth Fund	**40.09%**	**7.39%**	**3.83%**	**1.80%**	**6.70%**
NYSE Arca Tech 100 Index	52.14	11.73	7.36	4.68	8.01


120%
80%
40%
0%
-40%
-80%
Sit Science and Technology Growth Fund
NYSE Arca Tech 100 Index
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
Sit Science and Technology Fund
NYSE Arca Tech 100 Index
12/31/1997
6/30/2007

The sum of $10,000 invested at inception (12/31/97) and held until 6/30/07 would have grown to $11,838 in the Fund or $32,545 in the NYSE Arca Tech 100 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Science and Technology Growth Fund primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.



Science and Technology Growth Fund

Ticker: SISTX

Fund Type: Sector-Technology

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 6/30/2007


Cash & Other Net Assets
0.5%
Technology Services
26.6%
Electronic Technology
37.5%
Producer Manufacturing
2.0%
Consumer Durables
1.5%
Health Technology
31.9%

Top Stock Holdings

as of 6/30/2007

Company	% of Net Assets
Cisco Systems, Inc.	5.1%
Google, Inc.	4.1
Celgene Corp.	3.2
Apple Computer, Inc.	3.1
Genentech, Inc.	3.1
Thermo Fisher Scientific Inc.	2.9
Cognizant Tech Solutions	2.4
Analog Devices, Inc.	2.3
Hewlett-Packard Co.	2.2
Amylin Pharmaceuticals, Inc.	2.2
Number of Holdings: 58	Top 10: 30.8%

Complete List of Holdings

Holdings as of June 30, 2007.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

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Service Professionals
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Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**8.59%**	**21.87%**	**19.14%**	**12.16%**	**2.25%**	**6.33%**
Morgan Stanley EAFE Growth Index	6.66	25.29	20.68	15.37	5.18	5.86

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 6/30/2007):	$39.5 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 11/1/91
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks long-term growth.
- Lead portfolio manager has been at the helm of this Fund since inception over 14 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Janet K. Kinzler

- 13 Years of industry experience.

Tasha M. Murdoff

- 11 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 6/30/2007

- BHP Billiton, Ltd.
- Rio Tinto, A.D.R.
- Veolia Environment
- Schlumberger, Ltd.
- Vestas Wind Systems, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**8.59%**	**21.87%**	**19.14%**	**12.16%**	**2.25%**	**6.33%**
MSCI EAFE Growth Index	6.66	25.29	20.68	15.37	5.18	5.86

*Not Annualized; **Inception Date of 11/1/91


30%
25%
20%
15%
10%
5%
0%
Sit International Growth Fund
MSCI EAFE Growth Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**10.85%**	
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	11.94	


60%
40%
20%
0%
-20%
-40%
Sit International Growth Fund
MSCI EAFE Growth Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
Sit International Growth Fund
MSCI EAFE Growth Index
6/30/1997
6/30/1999
6/30/2001
6/30/2003
6/30/2005
6/30/2007

The sum of $10,000 invested on 6/30/97 and held until 6/30/07 would have grown to $12,489 in the Fund or $16,576 in the MSCI EAFE Growth Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2007


Cash & Other Net Assets 0.7%
Finance 23.9%
Sectors less than 5% 28.4%
Health Technology 8.2%
Electronic Technology 5.1%
Consumer Non-Durables 8.0%
Retail Trade 5.2%
Producer Manufacturing 6.3%
Communications 7.2%
Non-Energy Minerals 7.0%

Portfolio Structure by Region
as of 6/30/2007


Europe
54.8%
68.2%
Asia
37.3%
31.8%
Other
6.9%
0.0%
Cash & Other Net Assets
1.0%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0 10 20 30 40 50 60 70 80

Top Stock Holdings
as of 6/30/2007

Company	% of Net Assets
BHP Billiton, Ltd.	3.5%
Rio Tinto, A.D.R.	3.4
Veolia Environment	2.8
Schlumberger, Ltd.	2.5
Vestas Wind Systems, Inc.	2.2
NII Holdings, Inc.	2.0
Novartis, A.G.	1.8
Roche Holdings, A.G.	1.7
Puma AG	1.7
Central Euro Media	1.7
Number of Holdings: 90	Top 10: 23.3%

Complete List of Holdings

Holdings as of June 30, 2007.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets



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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**14.93%**	**43.82%**	**36.44%**	**25.54%**	**6.85%**	**7.44%**
MSCI Emerging Markets Index	14.06	41.76	34.84	27.08	6.70	6.29

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 6/30/2007):	$18.4 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit

- 16 Years of industry experience.

Raymond E. Sit

- 14 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 6/30/2007

- America Movil, A.D.R.
- Samsung Electronics
- Companhia Vale do Rio Doce, A.D.R.
- BHP Billiton, Ltd., A.D.R.
- Hon Hai Precision, G.D.R.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**14.93%**	**43.82%**	**36.44%**	**25.54%**	**6.85%**	**7.44%**
MSCI Emerging Markets Index	14.06	41.76	34.84	27.08	6.70	6.29

*Not Annualized; **Inception Date of 7/1/94


45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**18.65%**	
MSCI Emerging Markets Index	22.45	30.31	29.18	16.11	


100%
50%
0%
-50%
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


$22,000
$19,000
$16,000
$13,000
$10,000
$7,000
$4,000
Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
6/30/1997
6/30/1999
6/30/2001
6/30/2003
6/30/2005
6/30/2007

The sum of $10,000 invested on 6/30/97 and held until 6/30/07 would have grown to $19,395 in the Fund or $19,124 in the MSCI Emerging Markets Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Sector Allocation
as of 6/30/2007


Cash & Other Net Assets 4.5%
Finance 12.5%
Non-Energy Minerals 12.2%
Electronic Technology 12.1%
Communications 11.9%
Energy Minerals 9.5%
Consumer Services 7.8%
Utilities 7.6%
Retail Trade 5.6%
Sectors Less Than 5.0% 16.3%

Portfolio Structure by Region
as of 6/30/2007


Asia
61.8%
53.7%
Latin America
23.1%
20.4%
Europe
5.6%
14.8%
Africa/Middle East
4.1%
11.1%
North America
0.9%
0.0%
Cash & Other Net Assets
4.5%
0.0%
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund
0 10 20 30 40 50 60 70

Top Stock Holdings
as of 6/30/2007

Company	% of Net Assets
America Movil, A.D.R.	3.6%
Samsung Electronics	3.6
Companhia Vale do Rio Doce, A.D.R.	3.0
BHP Billiton, Ltd., A.D.R.	2.6
Hon Hai Precision, G.D.R.	2.6
Petroleo Brasliero	2.5
China Communications	2.3
Reliance Industries	2.1
China Mobile, Ltd.	2.1
China Water Affairs Group	2.1
Number of Holdings: 78	Top 10: 26.5%

Complete List of Holdings

Holdings as of June 30, 2007.

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Since Inception**
Sit Dividend Growth Class I	**6.40%**	**21.48%**	**13.74%**
S&P 500 Index	6.28	20.59	11.00
Sit Dividend Growth Class S	**6.27**	**21.02**	**16.75**
S&P 500 Index	6.28	20.59	14.82

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 6/30/2007):	$37.7 Million
S Class Net Assets (as of 12/31/06):	$2.7 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80- 6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.
- Lead portfolio manager has been at the helm of this Fund since inception in 2003.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 6/30/2007

- General Electric Co.
- Total S.A.
- Citigroup, Inc.
- Marathon Oil Corp.
- Wells Fargo & Co.

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Scott.Arlandson Fw: Gateway Results & Rule Change for Indy!!
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Fund Management

Eugene C. Sit, CFA
- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Roger J. Sit
- 16 Years of industry experience.

Kent L. Johnson, CFA
- 17 Years of industry experience.

Michael J. Stellmacher, CFA
- 15 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Average Annual Returns

as of 6/30/2007

	Three Month*	One Year	Three Year	Since Inception**
Sit Dividend Growth Class I	**6.40%**	**21.48%**	**15.52%**	**13.74%**
S&P 500 Index	6.28	20.59	11.67	11.00
Sit Dividend Growth Class S	**6.27**	**21.02**	**--**	**16.75**
S&P 500 Index	6.28	20.59	--	14.82

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


Sit Dividend Growth Class I
S&P 500 Index
25%
20%
15%
10%
5%
0%
Three Month
One Year
Three Year
Since Inception

Total Return by Calendar Year

as of 6/30/2007

	2004	2005	2006	2007
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**9.29%**
S&P 500 Index	10.88	4.91	15.80	6.96


Sit Dividend Growth Class I
S&P 500 Index
20%
16%
12%
8%
4%
0%
2004
2005
2006
2007

Growth of $10,000

as of 6/30/2007


Sit Dividend Growth Class I
S&P 500 Index
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
12/31/2003
6/30/2007

The sum of $10,000 invested at inception (12/31/03) and held until 6/30/07 would have grown to $15,688 in the Fund's Class I or $14,407 in the S&P 500 Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Dividend Growth Fund

I Class Ticker: SDVGX
S Class Ticker: SDVSX

Fund Type: Equity Income

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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 6/30/2007


Cash & Other Net Assets 2.0%
Finance 21.9%
Producer Manufacturing 13.2%
Health Technology 11.7%
Consumer Non-Durables 9.1%
Energy Minerals 9.1%
Technology Services 4.4%
Electronic Technology 4.2%
Process Industries 4.0%
Sectors Less Than 4.0% 20.4%

Top Stock Holdings

as of 6/30/2007

Company	% of Net Assets
General Electric Co.	3.6%
Total S.A.	2.5
Citigroup, Inc.	2.4
Marathon Oil Corp.	2.4
Wells Fargo & Co.	2.1
United Technologies Corp.	2.1
Alliancebernstein Holdings	2.1
Proctor & Gamble Co.	2.1
Johnson & Johnson, Inc.	2.0
J.P. Morgan Chase & Co.	1.9
Number of Holdings: 85	Top 10: 23.2%

Complete List of Holdings

Holdings as of June 30, 2007.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**4.65%**	**14.24%**	**9.12%**	**8.83%**	**5.45%**	**7.85%**
S&P 500 Index	6.28	20.59	11.67	10.71	7.13	11.04
Lehman Aggregate Bond Index	-0.52	6.12	3.98	4.48	6.02	6.03

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 6/30/2007):	$12.5 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 12/31/93
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Eugene C. Sit, CFA

- Founded Sit Investment Associates in 1981.
- 44 Years of industry experience.

Peter L. Mitchelson, CFA

- 38 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 6/30/2007

- Schlumberger Ltd.
- General Electric Co.
- Microsoft Corp.
- Cisco Systems, Inc.
- Comcast Corp.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Distribution Rate
as of 6/30/2007

	12-Month Distribution Rate
Sit Balanced Fund	2.12%

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**4.65%**	**14.24%**	**9.12%**	**8.83%**	**5.45%**	**7.85%**
S&P 500 Index	6.28	20.59	11.67	10.71	7.13	11.04
Lehman Aggregate Bond Index	-0.52	6.12	3.98	4.48	6.02	6.03

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
25%
20%
15%
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1994	1995	1996	1997	1998	1999	2000
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**	**20.15%**	**-4.80%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58	21.04	-9.11
Lehman Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69	-0.82	11.63
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Balanced	**-12.99%**	**-18.59%**	**19.20%**	**9.22%**	**7.51%**	**7.88%**	**6.15%**
S&P 500 Index	-11.88	-22.10	28.68	10.88	4.91	15.80	6.96
Lehman Aggregate Bond Index	8.44	10.25	4.10	4.34	2.43	4.33	0.98


45%
30%
15%
0%
-15%
-30%
Sit Balanced
S&P 500 Index
Lehman Aggregate Bond Index
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


Sit Balanced Fund
S&P 500 Index
Lehman Aggregate Bond Index
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
6/30/1997
6/30/1999
6/30/2001
6/30/2003
6/30/2005
6/30/2007

The sum of $10,000 invested on 6/30/97 and held until 6/30/07 would have grown to $17,006 in the Fund or $19,907 in the S&P 500 Index or $17,937 in the Lehman Aggregate Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Daily Prices

Account Access

Contact Us

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 6/30/2007


Other Assets & Liabilities
2.1%
Bonds
34.3%
Stocks
63.6%

Top Stock Holdings
as of 6/30/2007

Top Five Stocks	% of Net Assets
Schlumberger Ltd.	2.0%
General Electric Co.	1.9
Microsoft Corp.	1.6
Cisco Systems, Inc.	1.6
Comcast Corp.	1.5
Number of Holdings: 161	Top Five Stock Holdings: 8.7%

Complete List of Holdings

Holdings as of June 30, 2007.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/07

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.12%**	**5.48%**	**3.62%**	**3.13%**	**4.92%**	**6.54%**
Lehman Intermediate Government Index	0.00	5.43	3.19	3.50	5.35	6.68

*Not Annualized; **Inception Date of 6/2/87

About the Fund

Net Assets (as of 6/30/07):	$197.8 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Bryce A. Doty, CFA

- 16 Years of industry experience.

Mark H. Book, CFA, CMA

- 20 Years of industry experience.

Click for Full Biographies

Daily Prices
Account Access
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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Yields and Durations
as of 6/30/2007

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**4.95%**	**4.77%**	**19.3 Years**	**2.9 Years**

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.12%**	**5.48%**	**3.62%**	**3.13%**	**4.92%**	**6.54%**
Lehman Intermediate Government Bond Index	0.00	5.43	3.19	3.50	5.35	6.68

*Not Annualized; **Inception Date of 6/2/87


Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
8%
7%
6%
5%
4%
3%
2%
1%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1987	1988	1989	1990	1991	1992	1993
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**	**7.34%**
Lehman Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93	8.17
	1994	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**
Sit U.S. Government Securities Fund	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**	**1.37%**	**9.15%**
Lehman Intermediate Government Bond Index	-1.75	14.41	4.06	7.72	8.49	0.49	10.47
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit U.S. Government Securities Fund	**8.56%**	**5.79%**	**1.19%**	**3.35%**	**2.49%**	**4.13%**	**1.79%**
Lehman Intermediate Government Bond Index	8.42	9.64	2.29	2.33	1.68	3.84	1.53


Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
16%
12%
8%
4%
0%
-4%
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Growth of $10,000
as of 6/30/2007


Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index
$37,000
$34,000
$31,000
$28,000
$25,000
$22,000
$19,000
$16,000
$13,000
$10,000
6/2/1987
6/30/2007

The sum of $10,000 invested at inception (6/2/87) and held until 6/30/07 would have grown to $35,697 in the Fund or $36,665 in the Lehman Intermediate Government Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 6/30/07


Cash & Other Net Assets
9.0%
Sectors Less than 10.0%
9.1%
Collateralized Mortgage Obligations
32.7%
U.S. Treasury/Federal Agency
11.9%
GNMA Pass-Through
13.3%
FNMA Pass-Through
24.0%

Estimated Average Life Profile

as of 6/30/07


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9.0%
79.3%
10.6%
0.0%
1.1%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of March 31, 2007.

Daily Prices

Account Access

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**0.09%**	**4.17%**	**3.52%**	**3.51%**	**4.21%**	**5.78%**
Lehman 5-Yr Municipal Bond Index	-0.32	3.85	2.85	3.22	4.51	5.68

*Not Annualized; **Inception Date of 9/29/88

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

About the Fund

Net Assets (as of 6/30/07):	$380.8 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley
- 39 Years of industry experience.

Debra A. Sit, CFA
- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA
- 12 Years of industry experience.

Click for Full Biographies

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Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Yields and Durations

as of 6/30/2007

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Tax-Free Income Fund	**4.31%**	**6.63%**	**3.99%**	**15.7 Years**	**4.6 Years**	**5.1 Years**

Average Annual Returns

as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**0.09%**	**4.17%**	**3.52%**	**3.51%**	**4.21%**	**5.78%**
Lehman 5-Yr Municipal Bond Index	-0.32	3.85	2.85	3.22	4.51	5.68

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
6%
5%
4%
3%
2%
1%
0%
-1%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 6/30/2007

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Lehman 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Lehman 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.90%**	
Lehman 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	0.61	


Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
16%
12%
8%
4%
0%
-4%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000

as of 6/30/2007


Sit Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
$30,000
$26,000
$22,000
$18,000
$14,000
$10,000
9/29/1988
6/30/2007

The sum of $10,000 invested at inception (9/29/88) and held until 6/30/07 would have grown to $28,687 in the Fund or $28,187 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt



Sector Allocation

as of 6/30/07


Sectors less than 3.8% and Cash Equivalents
10.8%
Hospital/Health Care Revenue
21.9%
Single Family Mortgage
3.9%
ETM/Pre-Ref
4.9%
Education
9.0%
Insured
21.4%
Other Revenue
13.7%
Multifamily Mortgage
14.4%

Quality Ratings

(% of Total Net Assets)
as of 6/30/07


Non-Rated
18.7%
AAA
28.5%
Less Than BBB
2.1%
AA
6.5%
BBB
28.7%
A
15.5%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.0%	2.6%	5.6%	10.5%	0.0%

Complete List of Holdings

Holdings as of March 31, 2007.

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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-0.13%**	**4.45%**	**4.40%**	**4.33%**	**4.62%**	**5.07%**
Lehman 5-Yr Municipal Bond Index	-0.32	3.85	2.85	3.22	4.51	4.65

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 6/30/07):	$291.5 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley
- 39 Years of industry experience.

Debra A. Sit, CFA
- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA
- 12 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Yields and Durations
as of 6/30/2007

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Minnesota Tax-Free Income	**4.43%**	**7.40%**	**4.17%**	**15.2 Years**	**4.6 Years**	**4.9 Years**

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**-0.13%**	**4.45%**	**4.40%**	**4.33%**	**4.62%**	**5.07%**
Lehman 5-Yr Municipal Bond Index	-0.32	3.85	2.85	3.22	4.51	4.65

*Not Annualized; **Inception Date of 12/1/93


6%
5%
4%
3%
2%
1%
0%
-1%
Sit Minnesota Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1993	1994	1995	1996	1997
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**
Lehman 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38
	1998	**1999**	**2000**	**2001**	**2002**
Sit Minnesota Tax-Free Income Fund	**6.14%**	**-3.82%**	**8.09%**	**5.85%**	**7.06%**
Lehman 5-Year Municipal Bond Index	5.84	0.74	7.72	6.21	9.27
	2003	2004	2005	2006	2007
Sit Minnesota Tax-Free Income Fund	**4.42%**	**3.68%**	**4.44%**	**4.92%**	**0.71%**
Lehman 5-Year Municipal Bond Index	4.13	2.72	0.95	3.34	0.61


12%
8%
4%
0%
-4%
Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
Sit Minnesota Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
12/1/1993
6/30/2007

The sum of $10,000 invested at inception (12/1/93) and held until 6/30/07 would have grown to $19,582 in the Fund or $18,551 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt



Sector Allocation

as of 6/30/2007


Cash & Other Net Assets 2.9%
Sectors less than 4.0% 6.5%
Industrial/Pollution Control 4.6%
Single Family Mortgage 6.4%
ETM/Pre-REF 6.9%
Insured 7.0%
Other Revenue 9.7%
Education/Student Loan 10.2%
Multifamily Mortgage Revenue 22.6%
Hospital/Health Care Revenue 23.2%

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Quality Ratings

(% of Total Net Assets)
as of 6/30/2007


Other Assets and Liabilities 2.9%
AAA 21.5%
AA 6.7%
A 12.2%
BBB 15.1%
Less Than BBB 2.4%
Not Rated* 39.2%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.5%	0.7%	7.7%	21.3%	8.7%	0.3%

Complete List of Holdings

Holdings as of March 31, 2007.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.



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Florida Tax-Free Income Fund

Ticker: SFLIX

Fund Type: Florida Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Since Inception**
Sit Florida Tax-Free Income Fund	**0.30%**	**4.00%**	**3.43%**	**3.07%**
Lehman 5-Yr Municipal Bond Index	-0.32	3.85	2.85	2.17

*Not Annualized; **Inception Date of 12/31/03

About the Fund

Net Assets (as of 6/30/07):	$2.5 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
Ticker Symbol:	SFLIX
Sit Fund Number:	16
CUSIP Number:	78428C-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax by investing in securities that are exempt from the Florida intangibles tax.
- Lead portfolio manager has been at the helm of this Fund since inception over 2 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Debra A. Sit, CFA

- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 12 Years of industry experience.

Click for Full Biographies

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Florida Tax-Free Income Fund

Ticker: SFLIX

Fund Type: Florida Municipal Debt

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Overview | Performance | Holdings | Expenses | Management | How to Invest

Yields and Durations
as of 6/30/2007

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]	Implied Duration[2]
Sit Florida Tax-Free Income Fund	3.95%	6.08%	3.63%	10.5 Years	2.4 Years	3.2 Years

Average Annual Returns
as of 6/30/2007

	Three Month*[3]	One Year	Three Year	Since Inception**
Sit Florida Tax-Free Income Fund	0.30%	4.00%	3.43%	3.07%
Lehman 5-Yr Municipal Bond Index	-0.32	3.85	2.85	2.17

*Not Annualized; **Inception Date of 12/31/03


5%
4%
3%
2%
1%
0%
-1%
Sit Florida Tax-Free Income Fund
Lehman 5-Yr Municipal Bond Index
Three Month
One Year
Three Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	2004	2005	2006	2007
Sit Florida Tax-Free Income Fund	2.58%	3.22%	3.82%	1.12%
Lehman 5-Yr Municipal Bond Index	2.72	0.95	3.34	0.61


4%
3%
2%
1%
0%
Sit Florida Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


$11,200
$11,000
$10,800
$10,600
$10,400
$10,200
$10,000
$9,800
Sit Florida Tax-Free Income Fund
Lehman 5-Year Municipal Bond Index
12/31/2003
6/30/2007

The sum of $10,000 invested at inception (12/31/03) and held until 6/30/07 would have grown to $11,115 in the Fund or $10,781 in the Lehman 5-Year Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 35% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.



Florida Tax-Free Income Fund

Ticker: SFLIX

Fund Type: Florida Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation

as of 6/30/07


Cash & Other Net Assets 14.5%
Sectors Less Than 5% 3.6%
Hospital/Health Care Revenue 6.0%
Multifamily Mortgage Revenue 18.8%
Other Revenue 21.5%
Insured 35.6%

Quality Ratings

(% of Total Net Assets)
as of 6/30/07


Other Assets and Liabilities 14.5%
AAA 35.4%
Not Rated* 23.3%
AA 6.8%
Less Than BBB 1.8%
BBB 13.6%
A 4.6%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB
*Assessment of Non-Rated Securities	0.0%	0.0%	0.0%	0.0%	23.3%

Complete List of Holdings

Holdings as of March 31, 2007.

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The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices



Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**	7-Day Yield	7-Day Effective Yield
Sit Money Market Fund	**1.20%**	**4.90%**	**3.46%**	**2.38%**	**3.47%**	**3.82%**	**4.84%**	**4.96%**
3-Month Treasury Bill	1.23	5.14	3.89	2.79	3.69	4.07		

*Not Annualized; **Inception Date of 11/1/93

About the Fund

Net Assets (as of 3/31/07):	$49.7 Million
Inception Date:	11/1/93
Lead Manager Tenure:	Since 11/1/93
Ticker Symbol:	SNIXX
Sit Fund Number:	5
CUSIP Number:	82979F-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks maximum current income to the extent consistent with preserving capital and maintaining liquidity.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Michael C. Brilley

- 39 Years of industry experience.

Mark H. Book, CFA, CMA

- 20 Years of industry experience.

Click for Full Biographies

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.



The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Money Market Fund

Ticker: SNIXX
Fund Type: Money Market

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields
as of 6/30/2007

	7-Day Current Annualized Yield[1]	7-Day Effective Annual Yield[1]
Sit Money Market Fund	**4.84%**	**4.96%**

Average Annual Returns
as of 6/30/2007

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Money Market Fund	**1.20%**	**4.90%**	**3.46%**	**2.38%**	**3.47%**	**3.82%**
3-Month Treasury Bill	1.23	5.14	3.89	2.79	3.69	4.07

*Not Annualized; **Inception Date of 11/1/93


Sit Money Market Fund
3-Month Treasury Bill
6%
5%
4%
3%
2%
1%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 6/30/2007

	1993	1994	1995	1996	1997	1998	1999	2000
Sit Money Market Fund	**0.46%**	**3.84%**	**5.58%**	**5.08%**	**5.22%**	**5.17%**	**4.79%**	**6.03%**
3-Month Treasury Bill	0.53	4.47	5.82	5.27	5.32	5.01	4.88	6.16
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	
Sit Money Market Fund	**3.67%**	**1.25%**	**0.65%**	**0.88%**	**2.77%**	**4.59%**	**2.42%**	
3-Month Treasury Bill	3.50	1.67	1.03	1.41	3.26	5.00	2.52	


Sit Money Market Fund
3-Month Treasury Bill
8%
6%
4%
2%
0%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Growth of $10,000
as of 6/30/2007


Sit Money Market Fund
3-Month U.S. Treasury Bill
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
11/1/1993
6/30/2007

The sum of $10,000 invested at inception (11/1/93) and held until 6/30/07 would have grown to $16,695 in the Fund or $17,254 in the 3-Month U.S. Treasury Bill assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

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Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Quality Ratings

(% of Total Net Assets)
as of 6/30/07


First Tier Securities
100.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Complete List of Holdings

Holdings as of March 31, 2007.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

July 24, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of June 30, 2007

	Three Month*	Since Inception**
Sit High Income Municipal Fund	**1.00%**	**1.29%**
Lehman Municipal Bond Index	1.37	1.11

*Not Annualized; **Inception Date of 12/31/06

About the Fund

Net Assets (as of 6/30/07):	$13.2 Million
Inception Date:	12/31/06
Lead Manager Tenure:	Since 12/31/06
I Class Ticker Symbol:	SHMIX
I Class Sit Fund Number:	18
I Class CUSIP Number:	82979K-40-7
I Class Minimum Investment Amount:	$150,000
U Class Ticker Symbol:	SHIUX
U Class Sit Fund Number:	19
U Class CUSIP Number:	82979K-30-8
U Class Minimum Investment Amount:	$10,000

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax.

Risk-Reward Spectrum


LOW RISK
LOW RETURN
HIGH RISK
HIGH RETURN

Fund Management

Michael C. Brilley
- 39 Years of industry experience.

Debra A. Sit, CFA
- 25 Years of industry experience.

Paul J. Jungquist, CPA, CFA
- 12 Years of industry experience.

Andrew T. Clark, CFA
- 10 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Account Access
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High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

July 24, 2007

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The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns

as of June 30, 2007

	Three Month*	Since Inception**
Sit High Income Municipal Bond Fund	**1.00%**	**1.29%**
Lehman Municipal Bond Index	1.37	1.11

*Not Annualized; **Inception Date of 12/31/06.


2%
1%
0%
Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
3 Month
Since Inception

Total Return by Calendar Year

as of June 30, 2007

	2007
Sit High Income Municipal Bond Fund	**1.29%**
Lehman Municipal Bond Index	1.11


2%
1%
0%
Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
2007

Growth of $10,000

as of June 30, 2007


$10,150
$10,100
$10,050
$10,000
$9,950
Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
12/31/2006
3/31/2007
6/30/2007

The sum of $10,000 invested at inception (12/31/06) and held until 6/30/07 would have grown to $10,043 in the Fund or $10,014 in the Lehman Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

July 24, 2007

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of June 30, 2007

	Three Month*	Since Inception**
Sit High Income Municipal Bond Fund	**-0.46%**	**0.43%**
Lehman Municipal Bond Index	-0.66	0.14
Lehman Municipal High Yield 5-Year Bond Index	-0.05	1.16
Composite Index (50% Lehman Municipal Bond & 50% Lehman Municipal High Yield 5-Year Bond)	-0.36	0.65

*Not Annualized; **Inception Date of 12/31/06.

Total Return by Calendar Year
as of June 30, 2007

	2007
Sit U.S. Government Securities Fund	**0.43%**
Lehman Municipal Bond Index	0.14
Lehman Municipal High Yield 5-Year Bond Index	1.16
Composite Index (50% Lehman Municipal Bond & 50% Lehman Municipal High Yield 5-Year Bond)	0.65

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Daily Prices
Account Access
Contact Us

July 24, 2007

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of June 30, 2007


Cash Equivalents
26.8%
Hospital/Health Care Revenue
30.3%
Sectors less than 3%
4.6%
Insured
3.5%
Industrial/Pollution Control
5.2%
Multifamily Mortgage
24.4%
Other Revenue
14.5%
Education
14.5%

Quality Ratings
(% of Total Net Assets)
as of June 30, 2007


Other Assets and Liabilities
3.0%
AAA
1.5%
A
4.7%
BBB
30.7%
Non-Rated
52.1%
Less Than BBB
8.0%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	0.0%	0.0%	9.3%	27.7%	0.0%

Complete List of Holdings

Holdings as of March 31, 2007.

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
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